UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
(Mark One):
[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the year ended December 31, 2017
OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from __________ to __________

COMMISSION FILE NUMBER 1-6780

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

RAYONIER INVESTMENT AND SAVINGS PLAN
FOR SALARIED EMPLOYEES

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

1 Rayonier Way
Yulee, Florida 32097
Telephone Number: (904) 357-9100

RAYONIER INVESTMENT AND SAVINGS
PLAN FOR SALARIED EMPLOYEES
AS OF DECEMBER 31, 2017 AND 2016
AND FOR THE YEAR ENDED DECEMBER 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the
Rayonier Investment and Savings Plan for Salaried Employees
Jacksonville, Florida
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Rayonier Investment and Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedules of assets (held at end of year) as of December 31, 2017, and reportable transactions for the year ended December 31, 2017, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2007.

/s/ ENNIS, PELLUM & ASSOCIATES, P.A.
Ennis, Pellum & Associates, P.A.

Jacksonville, Florida
June 28, 2018

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31,

	2017	2016
ASSETS
Investments:
Investments, at fair value (Notes 2 and 3)	$54,792,568	$48,548,245
Investments, at contract value (Note 2)	20,712,695	19,977,022
Total investments	75,505,263	68,525,267

Receivables:
Notes receivable from participants	249,305	341,384
Accrued interest and dividends	44,202	38,512
Total receivables	293,507	379,896
TOTAL ASSETS	75,798,770	68,905,163

LIABILITIES
Payables:
Accrued investment fees	(10,692)	(9,702)
TOTAL LIABILITIES	(10,692)	(9,702)

NET ASSETS AVAILABLE FOR BENEFITS	$75,788,078	$68,895,461

The accompanying notes are an integral part of these financial statements.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31,

2017
ADDITIONS TO NET ASSETS:
Net appreciation in fair value of investments	$7,853,335
Participant contributions	2,422,423
Interest and dividends (Note 4)	1,594,195
Employer contributions	1,563,581
Rollover contributions	379,768
Interest on notes receivable from participants	13,477
13,826,779

DEDUCTIONS FROM NET ASSETS:
Distributions to participants	(6,934,162)

NET INCREASE	6,892,617

Net assets available for benefits:
Beginning of year	68,895,461
End of year	$75,788,078

The accompanying notes are an integral part of these financial statements.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN
The following brief description of the Rayonier Investment and Savings Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all eligible salaried employees of Rayonier Inc. and Subsidiaries (“Sponsor” or the “Company”). Salaried employees are eligible to participate in the Plan immediately and are, absent an election by the participant, automatically enrolled after completing 45 days of eligible service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Massachusetts Mutual Life Insurance Company (“MassMutual”) serves as the record keeper of the Plan, and maintains and administers the Plan’s investment assets for the benefit of participants. The trust forming part of the Plan (the “Trust”) maintains the Plan’s investments in both Rayonier Inc. and Rayonier Advanced Materials Inc. common stocks and is administered by Reliance Trust Company.
Contributions
Participants may contribute up to 100 percent of eligible compensation, which includes their annual bonus. Contributions may be made on a before-tax basis, after-tax basis or a combination thereof.
The Company makes a standard matching contribution of 60 percent of the first six percent of each participant’s eligible compensation contributed to the Plan, with a matching true-up contribution made annually.
Employees may, at the Company’s discretion, receive a contribution (“enhanced retirement contribution”) of three percent of their eligible compensation in addition to the standard matching contribution each pay period. The compensation used to calculate the enhanced retirement contribution includes overtime and additional straight time in addition to base pay and annual bonus.
Each year, participants may contribute up to the maximum allowed by the Internal Revenue Code (“IRC”). In addition, the Plan allows for “catch-up” contributions by participants age 50 years and older as of the end of the Plan year. The Plan permits rollovers from other qualified plans into the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and the related Company contributions. Plan earnings and losses are allocated to participant accounts based upon account balances.
Vesting
Participants are immediately fully vested in their contributions, as well as retirement contributions, plus actual earnings/losses thereon. Participants vest in the Company matching contributions and enhanced retirement contributions at a rate of 20 percent per year of service. Full vesting occurs after five years of service.
Forfeitures
Forfeited non-vested accounts may be used to reduce future employer contributions or to pay for administrative expenses related to the Plan. Total forfeitures were $54,647 for the year ended December 31, 2017. During 2017, forfeitures of $57,492 were utilized to reduce employer contributions. An insignificant amount of interest income is earned on the funds held in this account. At December 31, 2017 and 2016, the balance in forfeited, non-vested accounts totaled $71,917 and $72,522, respectively, and remains available in the Stable Value Fund (“MassMutual GIA”).

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

Investment Options
Participants direct the investment of their contributions into various investment options offered by the Plan, as listed in the accompanying schedule of assets held at the end of the year.
Participants are prohibited from transferring into most mutual funds and similar investment options if they have transferred into and out of the same option within the previous 60 days. The MassMutual GIA is not subject to this rule nor does this rule prohibit participants from transferring out of any option at any time.
Participants are prohibited from contributing or transferring into the Rayonier Inc. Common Stock Fund and Rayonier Advanced Materials Common Stock Fund, but transfers out may occur at any time.
Notes Receivable from Participants
Participants may borrow a minimum of $1,000 from their individual accounts. Loan amounts may not exceed the lesser of (a) 50 percent of the participant’s vested balance or (b) $50,000 reduced by the participant’s highest outstanding loan balance, if any, during the prior one-year period. In no event may a participant borrow from enhanced retirement contributions provided by the Company. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent. Principal and interest are paid ratably through semi-monthly payroll deductions. Loan transactions are treated as transfers between the investment funds and the loan fund.
Payment of Benefits and Withdrawals
Plan benefits are payable to participants at the time of termination or retirement, in the case of becoming disabled, or to their beneficiaries in the event of death, and are based on the fully vested balance of their account. Alternatively, a participant may elect to defer distribution until April 1 of the year following the participant’s attainment of age 70-1/2, provided the participant’s vested account balance exceeds $1,000. In the event of termination of employment before retirement, a participant’s account balance will be distributed in a lump sum, or if the balance exceeds $1,000, over future periods or deferred.
Withdrawals may be made from the principal portion of a participant’s after-tax account balance in excess of a prescribed minimum at any time. Withdrawals from before-tax account balances and earnings from after-tax account balances are allowable before attaining the age of 59-1/2 in the case of financial hardship. Existence of financial hardship is determined by Internal Revenue Service (“IRS”) criteria.

2.	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual method of accounting.
Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value, with the exception of fully benefit-responsive investment contracts. See Note 3 — Fair Value Measurements for additional information.
Fully benefit-responsive investment contracts, such as those held in the MassMutual GIA, are reported at contract value pursuant to Accounting Standards Update (“ASU”) No. 2015-12. Contract value (generally equal to historical cost plus accrued interest) is the relevant measure for fully benefit-responsive investment contracts because it represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the accounting standards update, all Plan investments in such contracts are presented at contract value in the Statements of Net Assets Available for Benefits. The guaranteed interest rate was 3.10 percent and 3.29 percent, respectively as of December 31, 2017 and 2016. The guaranteed interest rate is determined every six months.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination); (ii) breach of contract; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe the occurrence of any such event is probable.
Purchases and sales of securities are recorded on a trade-date basis. Interest income and dividends are recorded on an accrual basis. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year. See Note 3 — Fair Value Measurements for additional information.
Notes Receivable from Participants
Participant loans are recorded as “Notes receivable from participants” and measured at their unpaid principal balance plus any accrued but unpaid interest in the Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016. No allowance for credit losses has been recorded as of December 31, 2017 and 2016. Defaulted participant loans are reclassified as distributions based upon the terms of the Plan document.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Payment of Benefits
Benefits are recorded when paid.
Operating Expenses
Certain expenses of maintaining the Plan are paid by the Sponsor and recorded on an accrual basis. Fees charged by the individual funds and participant specific expenses are deducted from the participant’s balance and included within “Net appreciation in fair value of investments” in the Statement of Changes in Net Assets Available for Benefits.
Subsequent Events
The Plan has evaluated events and transactions that occurred after the balance sheet date but before the financial statements were issued. No events occurred that warranted disclosure.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

3.	Fair Value Measurements
Financial assets and liabilities disclosed in the financial statements on a recurring basis are recorded at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date (an exit price). The guidance establishes a three-level hierarchy that prioritizes the inputs used to measure fair value as follows:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value, as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Investments at Fair Value:
Rayonier Inc. Common Stock Fund	$12,283,331	—	—	$12,283,331
Rayonier Advanced Materials Common Stock Fund	2,045,208	—	—	2,045,208
Mutual Funds	31,036,702	—	—	31,036,702
Total Investments in the Fair Value Hierarchy	$45,365,241	—	—	45,365,241

Investments Measured at Net Asset Value (a):
Pooled Separate Accounts				9,427,327

Total Investments at Fair Value				$54,792,568

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value, as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Investments at Fair Value:
Rayonier Inc. Common Stock Fund	$12,810,735	—	—	$12,810,735
Rayonier Advanced Materials Common Stock Fund	1,851,823	—	—	1,851,823
Mutual Funds	5,135,558	—	—	5,135,558
Total Investments in the Fair Value Hierarchy	$19,798,116	—	—	19,798,116

Investments Measured at Net Asset Value (a):
Pooled Separate Accounts				28,750,129

Total Investments at Fair Value				$48,548,245

(a) Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.
The asset or liability’s measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The fair value of Rayonier Inc. Common Stock Fund and Rayonier Advanced Materials Common Stock Fund are measured using the unit value calculated from the observable market price of the stock plus the cost of the short-term investment fund, which approximates fair value. These non-pooled separate investment accounts are deemed to be Level 1 investments.
Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded and to be Level 1 investments.
MassMutual Pooled Separate Investment Accounts are measured using the unit value calculated based on the net asset value (“NAV”) of the underlying pool of securities. The NAV is based on the fair value of the underlying investments held by each fund less liabilities. Purchases and sales may occur daily within these accounts. As of December 31, 2017 and 2016, there were no unfunded commitments. Should the Plan initiate a full redemption on any of the pooled separate investment accounts, the redemption period is immediate.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

The following table summarizes the Plan’s investments measured at fair value based on NAV per share, as of December 31, 2017 and 2016:

	December 31,
Pooled Separate Accounts	2017	2016
Large Cap Core	—	$11,725,270
Large Cap Value	1,979,672	1,573,927
Large Cap Growth	1,857,638	1,301,298
Mid Cap Index	2,578,499	2,281,348
Small Cap Index	—	158,409
Asset Allocation/Lifecycle	—	8,567,792
International Equity	—	454,346
Developing Markets	812,069	528,415
Multi Sector Bond	2,193,354	2,153,120
Holding Account	6,095	6,204
	$9,427,327	$28,750,129

4.	Stock Dividends
The Plan received regular cash dividends of $1.00 per share on Rayonier Inc. stock owned and $0.28 per share on Rayonier Advanced Materials Inc. stock owned, totaling $391,466 and $29,647, respectively, for the year ended December 31, 2017.

5.	Party-in-Interest Transactions
Certain Plan investments are in Rayonier Inc. common stock. As Rayonier Inc. is the Sponsor, these transactions also qualify as party-in-interest transactions. At December 31, 2017 and 2016, the Plan held 368,543 and 442,326 shares of Rayonier Inc. common stock, respectively, which represented 0.3 percent and 0.4 percent, respectively, of the total shares outstanding. In addition, the Plan Sponsor paid certain expenses totaling $27,557.
Certain Plan investments are in holdings managed by MassMutual, the Plan’s record keeper. Accordingly, these transactions also qualify as party-in-interest transactions.
The Plan issues notes to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.

6.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

7.	Tax Status
The Plan has adopted a Volume Submitter Profit Sharing Plan with CODA Plan Document. The Volume Submitter Plan received a favorable opinion letter from the IRS on March 31, 2014. The letter states the Volume Submitter Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since the date of the letter, the Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8.	Reconciliation of Financial Statements to Form 5500
The following table is a reconciliation of net assets available for benefits according to the financial statements as compared to Form 5500 as of December 31, 2017 and 2016.

2017
Net assets available for benefits per the financial statements	$75,788,078
Add: Accrued investment fees at December 31, 2017	10,692
Net assets available for benefits per Form 5500	$75,798,770

2016
Net assets available for benefits per the financial statements	$68,895,461
Add: Accrued investment fees at December 31, 2016	9,702
Net assets available for benefits per Form 5500	$68,905,163

The following table is a reconciliation of changes in net assets available for benefits according to the financial statements as compared to Form 5500 for the year ended December 31, 2017.

2017
Increase in net assets available for benefits per the financial statements	$6,892,617
Change in accrued investment fees	990
Net income per Form 5500	$6,893,607

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
SCHEDULE H, LINE 4i: SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2017
PLAN NUMBER 100
EMPLOYER IDENTIFICATION NUMBER 13-2607329

(a)	(b) Identity of Issue	(c) Description	(e) Current Value
*	MassMutual GIA	Guaranteed Interest Account	$20,712,695
	BlackRock iShares S&P 500 Index Fund	Mutual Fund	13,018,067
*	Rayonier Inc. Common Stock Fund (1)	Company Stock	12,283,331
*	Vanguard Mid Cap Index	Pooled Separate Investment Account	2,578,499
	Wells Fargo Special Small Cap Value Fund	Mutual Fund	2,517,136
	Prudential Day One 2025 Fund	Mutual Fund	2,061,294
	Prudential Day One 2040 Fund	Mutual Fund	2,059,975
	Rayonier Advanced Materials Common Stock Fund (1)	Common Stock	2,045,208
*	MFS Value	Pooled Separate Investment Account	1,979,672
*	Select MetWest Total Return Bond	Pooled Separate Investment Account	1,868,162
	American Funds EuroPacific Growth	Mutual Fund	1,863,575
*	MassMutual Select Growth Opportunities Fund	Pooled Separate Investment Account	1,857,638
	Prudential Day One 2035 Fund	Mutual Fund	1,569,684
	Invesco Small Cap Discovery Fund	Mutual Fund	1,551,449
	Prudential Day One 2020 Fund	Mutual Fund	1,338,566
	Prudential Day One 2030 Fund	Mutual Fund	1,309,550
	Prudential Day One 2045 Fund	Mutual Fund	891,320
	BlackRock iShares International Index Fund	Mutual Fund	829,987
*	Oppenheimer Developing Markets	Pooled Separate Investment Account	812,069
	Vanguard Intermediate Term Bond Index Fund	Mutual Fund	474,757
	Prudential Day One 2015 Fund	Mutual Fund	434,016
	Prudential Day One 2055 Fund	Mutual Fund	416,214
	BlackRock iShares Small Cap Index Fund	Mutual Fund	377,848
*	Pimco Income Fund	Pooled Separate Investment Account	325,192
	Prudential Day One 2050 Fund	Mutual Fund	295,366
	Prudential Day One Income Fund	Mutual Fund	16,870
	Prudential Day One 2060 Fund	Mutual Fund	11,028
*	MassMutual Holding Account	Pooled Separate Investment Account	6,095
*	Notes Receivable from Participants (2)	Participant Loans	249,305
			$75,754,568

(1)	This investment is closed to participant contributions.
(2)	The loans bear fixed interest rates which range from 4.25 percent to 5.25 percent with maturities through April 2032.
Note:	Investments are participant directed, thus cost information is not required.
	* Denotes party-in-interest transaction.

See Independent Auditors’ Report.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
SCHEDULE H, LINE 4j: SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2017
PLAN NUMBER 100
EMPLOYER IDENTIFICATION NUMBER 13-2607329

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain (loss)
BlackRock	BlackRock iShares S&P 500 Index Fund	$11,948,255	—	—	—	—	—
MassMutual	MassMutual S&P 500 Index Fund	—	11,948,255	—	9,612,688	11,948,255	2,355,567

See Independent Auditors’ Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Saving Plan Committee for the Rayonier Investment and Savings Plan for Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Rayonier Investment and Savings Plan for Salaried Employees
(Name of Plan)

/s/	SHELBY L. PYATT
Shelby L. Pyatt
Plan Administrator

Date: June 28, 2018

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION	LOCATION
23	Consent of Independent Registered Public Accounting Firm	Filed herewith